Exhibit 12.1

Earnings to Fixed Charges

(Amounts in thousands of dollars)	Targa Resources, Inc.					Predecessor
	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	106-Day Period Ended April 15, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Income (loss) before taxes	$26,236	$66,836	$39,623	$(20,752)	$16,389	$15,603	$19,295	$19,295
Equity in (earnings) losses of unconsolidated investments	(5,647)	(3,968)	(9,968)	3,776	(2,370)	—	—	—
Minority interest of subsidiaries that have incurred fixed charges	4,048	—	—	—	—
Fixed charges	80,512	90,423	184,588	40,525	6,506	—	—	—
Distributed income of equity investees	2,325	2,034	2,306	387	—	—	—	—
Capitalized interest	(542)	(128)	(466)	(35)	—	—	—	—
Amortization of capitalized interest	16	14	27	1	—	—	—	—

	$106,948	$155,211	$216,110	$23,902	$20,525	$15,603	$19,295	$19,295

Fixed charges:
Interest expense	$78,003	$88,328	$180,189	$39,856	$6,406	$—	$—	$—
Capitalized interest	542	128	466	35	—	—	—	—
Interest within rental expenses	1,967	1,967	3,933	634	100	—	—	—

	$80,512	$90,423	$184,588	$40,525	$6,506	$—	$—	$—

Ratio of earnings to fixed charges (1)	1.3x	1.7x	1.2x	0.6x	3.2x	N/A	N/A	N/A

(1) Not applicable to the predecessor because the predecessor has not historically incurred debt obligations.